Mail Stop 4561

August 2, 2007

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

> **Re: ACE*COMM Corporation**
> **Registration Statement on Form S-3**
> **Filed June 29, 2007**
> **File No. 333-144198**

Dear Mr. Delmar:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   If the effective date of registration statement is delayed, update the financial statements pursuant to Rule 3-12 of Regulation S-X.

Recent Private Placement, page 10

2.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

3.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the Securities Purchase Agreement that you have made or may be required to make to Hale Fund Management and EREF ACC, any affiliate of these entities, or any person with whom these entities has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to ACE*COMM from the sale of the convertible notes and the total possible payments to Hale Fund Management, EREF ACC and any of their affiliates in the first year following the sale of convertible debentures.

4.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit Hale Fund Management and EREF ACC could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:
  - the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;
  - the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:
    - if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and
    - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);
- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;
- the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholders may receive; and
- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of each convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

5.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by Hale Fund Management, EREF ACC or any affiliates of Hale Fund Management and EREF ACC, presented in a table with the following information disclosed separately:
  - market price per share of the underlying securities on the date of the sale of that other security;
  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale

> of that other security and determine the conversion price per share as of that date;
>
> o   the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
>
> o   the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
>
> o   the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
>
> o   the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

6.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to ACE*COMM in the convertible notes transaction;
- all payments that have been made or that may be required to be made by ACE*COMM that are disclosed in response to comment three above;
- the resulting net proceeds to ACE*COMM; and
- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of ACE*COMM that are held by Hale Fund Management, EREF ACC or any affiliates of these entities that is disclosed in response to comments four and five above.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to comment three) and the total possible discount to the market price of the shares underlying the convertible debentures (as disclosed in response to comment four) divided by the net proceeds to ACE*COMM from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between ACE*COMM (or any of its predecessors) and Hale Fund Management and EREF ACC, any affiliates of Hale

Fund Management and EREF ACC or any person with whom Hale Fund Management and EREF ACC has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than Hale Fund Management and EREF ACC, affiliates of the company, or affiliates of Hale Fund Management and EREF ACC;
- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than Hale Fund Management and EREF ACC, affiliates of the company, or affiliates of Hale Fund Management and EREF ACC, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

8.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than Hale Fund Management and EREF ACC, affiliates of the company, and affiliates of Hale Fund Management and EREF ACC;
- the number of shares registered for resale by Hale Fund Management, EREF ACC or affiliates of these entities in prior registration statements;
- the number of shares registered for resale by Hale Fund Management, EREF ACC or affiliates of these entities that continue to be held by them;

- the number of shares that have been sold in registered resale transactions by Hale Fund Management, EREF ACC or their affiliates; and
- the number of shares registered for resale on behalf of Hale Fund Management and EREF ACC or their affiliates in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether ACE*COMM has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
- whether – based on information obtained from the selling stockholders – the selling stockholders have an existing short position in the company's common stock and, if they have an existing short position in the company's stock, the following additional information:
  - o the date on which they entered into that short position; and
  - o the relationship of the date on which they entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Selling Stockholders, page 12

10. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between ACE*COMM (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders have a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between ACE*COMM (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholders have a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11. In responding to the preceding comment please ensure that the description of the convertible notes under the heading "Recent Private Placement" is materially complete. In this respect, it appears that various terms of those notes are not described in a readily understandable fashion, such as the quantitative nature of the material financial covenants you reference. Similarly, the description of the warrants should be materially complete, but the references to the "re-load" provision and the call rights of those securities do not appear to be discussed in materially complete terms. Additionally, you seek to incorporate by reference portions of a 10-Q to provide information concerning the use of proceeds of the sale of the convertible notes. Please tell us why you believe that the incorporation by reference in this section of the prospectus is consistent with the requirements of Rule 411 and Form S-3.

Part II

Undertakings

12. We note you currently include both the undertaking from Item 512(a)(5)(i) and (ii). Tell us why you believe you may rely upon both Rules 430B and 430C or revise to include only the undertaking applicable to this transaction.

Exhibit 5.1

13. Your legal opinion states that counsel is "of the opinion that upon issuance of the Shares upon conversion of the notes, payment of interest under the notes and exercise of the warrants, *all in accordance with the Articles, the Bylaws and the Documents*, the Shares will be validly issued, fully paid, and nonassessable" (emphasis added). However, whether such actions are in accordance with your Articles of Incorporation and Bylaws appears to be a fact easily discernible by counsel and inappropriate to assume in providing this opinion. Please have

counsel revise their opinion to remove this assumption or provide an analysis as to why such information cannot be ascertained.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (202) 637-5901
       Steven Kaufman, Esq.
       Hogan & Hartson, L.L.P.
       Telephone: (202) 637-5736